UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of May 2017

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Supports the New Google Cloud IoT Core to Simplify the Adoption of IoT Solutions in the Enterprise

Google Cloud Leverages Sierra Wireless’ device-to-cloud IoT expertise to help more customers realize the value of connected devices

VANCOUVER, British Columbia--(BUSINESS WIRE)--May 16, 2017--Sierra Wireless (NASDAQ:SWIR) (TSX:SW), a leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced support for Google Cloud IoT Core, a fully managed service that allows users to easily and securely connect and manage devices at global scale.

Cloud IoT Core, together with other Google Cloud services, such as Pub/Sub, Dataflow, Bigtable, BigQuery, and Data Studio, provide a complete solution for collecting, processing, analyzing, and visualizing IoT data in real time to support improved operational efficiency.

Sierra Wireless’ device-to-cloud solution, which includes embedded wireless modules, gateways, and cloud and connectivity services, links businesses to their operational data. The solution provides intelligence at the edge, secured device provisioning and managed services, such as device monitoring and software updates. Sierra Wireless has been working with Google since 2015 to enable Pub/Sub integration of its AirVantage® IoT Platform with Google Cloud services. Now, with support for Google Cloud IoT Core, Sierra Wireless customers have more options to access the entire Google ecosystem out of the box.

Key features of the new Cloud IoT Core solution:

  End-to-end security - Enable end-to-end security using certificate-based authentication and TLS; devices running Android Things or ones supporting the Cloud IoT Core security requirements can deliver full stack security.
  Out-of-box data Insights - Use downstream analytic systems by integrating with Google Big Data Analytics and ML services.
  Serverless infrastructure: Scale instantly without limits using horizontal scaling on Google’s serverless platform.
  Role-level data control - Apply IAM roles to devices to control access to devices and data.
  Automatic device deployment - Use REST APIs to automatically manage the registration, deployment and operation of devices at scale.

“Real-time, reliable and actionable processing of information is a complex but critical element of IoT,” said Philippe Guillemette, CTO, Sierra Wireless. “Sierra Wireless’ experience in helping customers deploy more than one hundred million cloud-connected edge devices coupled with Google’s Cloud IoT Core dramatically reduces this complexity for businesses of any size.”

“Cloud IoT Core was designed to simplify digital transformation by helping customers to leverage Google Cloud’s data analytics and machine learning capabilities and act on insights, in real time, from operational data that was previously inaccessible,” said Adam Massey, Director, Strategic Technology Partners at Google Cloud. “By working with industry leaders like Sierra Wireless, we are expanding the surface of innovation to help more customers realize the value of connected devices for their businesses.”

For more information about Sierra Wireless device-to-cloud solutions, visit http://www.sierrawireless.com.

Note to editors:

The latest IoT innovations and use cases will be featured at the fifth annual Sierra Wireless Innovation Summit, on June 13, 2017, in Paris, France. For more information and to register, visit: https://www.sierrawireless.com/innovation-summit/.

About Sierra Wireless

Sierra Wireless (NASDAQ:SWIR) (TSX:SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. Customers start with Sierra because we offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,100 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless”, and “AirVantage” are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Kim Homeniuk, +1-604-233-8028
khomeniuk@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	May 16, 2017